SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    Form 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 MPS GROUP, INC.
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
    AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                TABLE OF CONTENTS

Report of Independent Certified Public Accountants                             1

Financial Statements:

  Statements of Net Assets Available for Benefits                              2

  Statement of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                  4

Supplemental Schedules:*

  Schedule of Assets Held for Investment Purposes                              7

Signatures                                                                     8

Exhibits
  Exhibit 99.1 Certification Pursuant to 18 U.S.C. Section 1350, as
                 Adopted Pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002




*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Report of Independent Certified Public Accountants

To the Participants and Administrator
of MPS Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MPS Group, Inc. Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Jacksonville, Florida
June 16, 2003

MPS Group, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001




                                                                                         2002                 2001

Assets

Investments                                                                         $  90,257,469        $ 125,313,940

Receivables:
    Participant contributions                                                             467,857              806,932
    Employer contribution                                                                       -              232,218
                                                                                  -----------------     ----------------
      Total receivables                                                                   467,857            1,039,150


Net assets available for benefits                                                   $  90,725,326        $ 126,353,090
                                                                                  -----------------     ----------------

























The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002


Additions:
  Additions to net assets attributed to:
    Investment income:
      Interest                                                                                          $     241,642
                                                                                                       ----------------
        Total investment income                                                                               241,642
                                                                                                      ----------------

    Contributions:
      Participants                                                                                         14,332,445
      Employer                                                                                                887,420
                                                                                                      ----------------
        Total contributions                                                                                15,219,865
                                                                                                      ----------------
        Total additions                                                                                    15,461,507
                                                                                                      ----------------


Deductions:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments                                                          21,398,256
    Benefits paid to participants                                                                          29,797,760
    Other                                                                                                     181,076
                                                                                                      ----------------
        Total deductions                                                                                   51,377,092
                                                                                                      ----------------

        Net increase prior to transfers                                                                   (35,915,585)
  Transfers from merged plans                                                                                 287,821
                                                                                                      ----------------
        Net decrease                                                                                      (35,627,764)

Net assets available for benefits:
    Beginning of year                                                                                     126,353,090
                                                                                                      ----------------
    End of year                                                                                         $  90,725,326
                                                                                                      ----------------





The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.  Description of Plan

The following description of the MPS Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering professional employees of MPS Group, Inc. (the "Company") who have completed at least 375 hours of service in any three consecutive month period or one year of service. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers three common/collective trusts, twelve mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations.

     Participants Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service at 25% per year of service. A participant is 100 percent vested after four years of credited service.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.5%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

     Payment of Benefits - On termination of service due to death, disability, or retirement, a participant or participant's beneficiary will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Forfeiture Allocation - At December 31, 2002, forfeited nonvested accounts totaled approximately $1,498,573. These accounts will be used to reduce employer contributions.

2.  Summary of Significant Accounting Policies

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices.

     The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of its investments which consists of the realized gains or losses and the unrealized gains and losses on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.


3.  Investments

     The following presents investments that represent 5% or more of the Plan's assets.

                                                       2002            2001
                                                ---------------  --------------
   Strong Money Market                             $          -    $ 14,624,684
   Strong Mutual Funds pooled accounts:
     Government Securities                                    -      13,455,207
     Advisor Common                                           -      19,271,899
     Growth                                                   -      23,157,909
     Growth and Income                                        -      11,186,130
     Index 500                                                -      17,039,619
     MultiCap Value                                           -       9,048,841

  Common/Collective Trusts
     Merrill Lynch Equity Index Trust I              10,398,306               -
     Merrill Lynch Retirement Preservation Trust     14,893,187               -

  Mutual Funds
     Van Kampen Growth & Income Fund                  7,759,329               -
     Merrill Lynch Mid Cap Value Fund                 8,443,350               -
     Federated Kaufman Fund                          11,699,845               -
     Calvert Income Fund                             13,951,333               -
     Merrill Lynch Fundamental Growth Fund           14,110,733               -


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $21,398,256 as follows:

          Mutual funds                             $ 19,959,471
          MPS stock                                   1,330,393
          Common/collective trusts                      108,392
                                                  --------------
                                                   $ 21,398,256
                                                  --------------

4.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.


5.  Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated August 30, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).


6.  Financial Instruments

     Certain   financial   instruments   potentially   subject   the   Plan   to
     concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.


7.  Related Party Transactions

     Certain Plan investments are shares of mutual funds, MPS Stock, and common/collective trusts managed by Merrill Lynch Retirement Services. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Employees can elect to allocate their contributions to the purchase of MPS stock.


8.  Merger of Subsidiary Plans

     During 2002, the Plan was amended to include the defined contribution plans of two subsidiaries. The following table details the subsidiary, merger date and amounts of assets transferred into the MPS plan.



                            Subsidiary                                 Date                       Amount
--------------------------------------------------------  --------------------------------   -----------------
Preferred Consulting Services, Inc. Employee
  401(k) Profit Sharing Plan                                       July 2002                     $    199,574
Millard, Inc. 401(k) Plan                                          August 2002                         88,247
                                                                                             -----------------
                                                                                                 $    287,821
                                                                                             -----------------



     The assets for the plans of Preferred Consulting Services, Inc. and Millard, Inc, are included in investments in the statement of net assets available for benefits as of December 31, 2002 and the changes in those assets, from the date of merger to December 31, 2002 are included in the statement of changes in net assets available for benefits for the year ended December 31, 2002.

Supplemental Schedules

MPS Group, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 2002


               Identity of issue,                        Description of investment including
              borrower, lessor or                          maturity date, rate of interest,                          Current
                 similar party                            collateral, par or maturity value                           Value
-------------------------------------------------     ------------------------------------------               -----------------
   Cash                                                   Cash                                                   $       60,816
*  MPS Stock                                              Common Stock                                                1,609,759

*  Merrill Lynch Equity Index Trust I                     Common/Collective Trust                                    10,398,306
*  Merrill Lynch Retirement Preservation Trust            Common/Collective Trust                                    14,893,187

   Davis NY Venture Fund                                  Mutual Fund                                                   296,977
   Oakmark Equity & Income Fund                           Mutual Fund                                                    37,192
   Federated Kaufman Fund                                 Mutual Fund                                                11,699,845
*  Merrill Lynch US Government Mortgage Fund              Mutual Fund                                                 1,325,209
*  Merrill Lynch Fundamental Growth Fund                  Mutual Fund                                                14,110,733
*  Merrill Lynch Mid Cap Value Fund                       Mutual Fund                                                 8,443,350
   AIM Small Cap Growth Fund                              Mutual Fund                                                   327,673
   Seligman Communications & Information Fund             Mutual Fund                                                     9,982
   Calvert Income Fund                                    Mutual Fund                                                13,951,333
   Templeton Foreign Fund                                 Mutual Fund                                                 3,780,046
   Van Kampen Growth & Income Fund                        Mutual Fund                                                 7,759,329
*  Merrill Lynch Small Cap Value Fund                     Mutual Fund                                                   180,415
*  Participant Notes Receivable with interest
     rates ranging from 5.75% to 10.5%                    Loans                                                       1,373,317
                                                                                                                 ---------------
                                                                                                                 $   90,257,469
                                                                                                                 ---------------

* Party-in-interest as defined by ERISA



                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MPS GROUP, INC.

As Plan Administrator of the MPS Group, Inc.
Retirement Savings Plan


 /s/ Robert P. Crouch
 --------------------
  Robert P. Crouch
  Senior Vice President,
  Chief Financial Officer,
  Treasurer & Chief Accounting Officer

  June 30, 2003